Exhibit 21.1

SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Novo Integrated Sciences, Inc. as of August 31, 2018.

Company	Jurisdiction of Incorporation or Organization
Novo Healthnet Limited	Ontario, Canada
Novo Peak Health Inc. (1)	Ontario, Canada
Novo Healthnet Rehab Limited	Ontario, Canada
Novo Healthnet Kemptville Centre, Inc. (2)	Ontario, Canada
Novo Assessments Inc.	Ontario, Canada

(1)	Effective September 1, 2018, Novo Peak Health Inc. amalgamated into Novo Healthnet Limited.
(2)	Novo Healthnet Limited owns an 80% interest in Novo Healthnet Kemptville Centre, Inc.